FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of October
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC ENTERS LIFE INSURANCE DISTRIBUTION AGREEMENT WITH ALLIANZ IN ASIA
*** Allianz agrees to purchase Taiwan branch of HSBC Life (International) Ltd ***

The Hongkong and Shanghai Banking Corporation Limited ('HBAP'), a wholly-owned subsidiary of HSBC Holdings plc, has entered into a 10-year bancassurance agreement ('the agreement') with Allianz SE (Singapore) Branch through which HSBC Group companies will distribute Allianz life insurance products in the following markets across Asia ('the distribution countries'): Taiwan, Indonesia, Malaysia and mainland China ('the key territories'), Australia, Sri Lanka, Brunei and the Philippines. The arrangements for distribution of products will be on an exclusive basis, subject to the exceptions noted below1.

The agreement is conditional upon country-specific distribution agreements being entered into in respect of the key territories between the HSBC Group companies and Allianz Group companies listed below2.

Consideration of US$100.5m in cash will be paid under the agreement by Allianz (Singapore) Branch, specifically for the opportunity for Allianz Group companies to be the exclusive providers of life insurance products distributed by HSBC Group companies to customers in Taiwan, Indonesia and Malaysia.

HSBC Life (International) Limited ('HSBC Life'), a wholly-owned life insurance subsidiary of HBAP, has also entered into a sale and purchase agreement to sell the assets and liabilities, other than the statutory deposits of approximately US$10m, of the Taiwan branch of HSBC Life to Allianz Taiwan Life Insurance Company Limited. Consideration of US$18m in cash will be paid under this agreement by Allianz Taiwan Life Insurance Co Ltd.

The agreement and the sale and purchase agreement, which is subject to regulatory approvals, and four country-specific distribution agreements being entered into in the key territories are expected to be completed no later than the first half of 2013.

The total value attributed to the Taiwan branch of HSBC Life and the opportunity for Allianz Group companies to be providers of life insurance products distributed by HSBC Group companies to customers in Taiwan, Indonesia and Malaysia is US$128.5m.

These distribution arrangements and the sale of the Taiwan life insurance unit represent further progress in the execution of the HSBC Group strategy.

Media enquiries to:
Hong Kong
Gareth Hewett	+ 852 2822 4929	garethhewett@hsbc.com.hk
London
Patrick Humphris	+44 (0)20 7992 1631	patrick.humphris@hsbc.com
Investor Relations enquiries to:
London
Guy Lewis	+44 (0)20 7992 1938	guylewis@hsbc.com
Robert Quinlan	+44 (0)20 7991 3643	robert.quinlan@hsbc.com
Hong Kong
Hugh Pye	+852 2822 4908	hugh.pye@hsbc.com

Notes to editors:

Footnotes
1 In mainland China, Malaysia and Indonesia the arrangements are as follows:
• In mainland China, HSBC Group companies may continue to distribute life insurance products of Ping An Insurancea and HSBC Life Insurance Company Limitedb, in addition to Allianz products.

•   In Malaysia, HSBC Group companies may continue to distribute Islamic insurance products of HSBC Amanah Takaful (Malaysia) Sdn Bhdc under existing distribution arrangements, in addition to Allianz products.

• In Indonesia, PT Bank Ekonomi Raharja Tbk, an HSBC Group company, is not subject to the distribution arrangement agreed with Allianz.

a. HSBC holds a 15.6% stake in Ping An Insurance.
b. A joint venture in which HBAP and National Trust each holds 50%.
c. A joint venture in which HBAP holds a 49% interest, Jerneh Asia Bhd (31%) and Employees Provident Fund Board (20%).

In the distribution countries other than the key territories, the granting of full exclusivity will depend on local market regulations.

2 The agreements will be between:
• In mainland China: HSBC Bank (China) Company Limited and Allianz China Life Insurance Company Limited.
• In Indonesia: The Hongkong and Shanghai Banking Corporation Limited and PT Asuransi Allianz Life Indonesia.
• In Malaysia: HSBC Bank Malaysia Berhad and Allianz Life Insurance Malaysia Berhad.
• In Taiwan: HSBC Bank (Taiwan) Ltd. & HSBC Insurance Brokers (Taiwan) Limited and Allianz Taiwan Life Insurance Company, Limited.

Following the agreement becoming unconditional, there will also be agreements between:
• In Australia: HSBC Bank Australia Ltd. and Allianz Australia Life Insurance Limited.
• In Sri Lanka: The Hongkong and Shanghai Banking Corporation Limited and Allianz Insurance Lanka Ltd.

In Brunei and the Philippines, Allianz Group companies may work with non-Allianz Group companies to provide products to HSBC Group companies for distribution in these markets.

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,900 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,652bn at 30 June 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                          By:

                                                                                   Name:   P A Stafford

                                                                                                   Title: Assistant Group Secretary

                                                                                     Date: 26 October 2012